Filed by URS Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: URS Corporation

Commission File No.: 1-7567

Date: August 14, 2014

At 5:48pm Eastern on August 14, 2014, URS Corporation (“URS”) distributed the below email to URS employees on the behalf of “Martin Koffel”:

Integration Planning Meeting Talking Points

•	I’m excited to share with you an update resulting from our recent integration kick-off meeting in Los Angeles.

•	Our team of 100 leaders, representing both AECOM and URS across 19 focus areas, participated in a robust, two-day meeting focused on building a new company that excels in the eyes of our clients, and provides unparalleled opportunities for our people.

•	During our conversations throughout the workshop, we focused on our talent and our clients, along with the transformational growth opportunities that the AECOM and URS combination creates.

•	We found many common opportunities and areas of best practice, but four themes emerged across all of our participants.

1. First, our businesses are more complementary — with less overlap and greater similarities to how we approach work — than we originally anticipated.

2. Second, we share a vision for the future that is consistent in both approach and in our collective enthusiasm for building a stronger and more competitive player across all of our businesses.

3. Next, our cultures reflect a shared passion around our competitive strengths and our mission for delivering world-class client service.

4. Finally, we share universal appreciation for planning together in a thoughtful, disciplined and inclusive program.

•	Building on our four themes, we will continue to thoughtfully and purposively plan together—as a team— over the next several weeks.

•	We will tackle issues from our operations to our structure to our brand.

•	One of our goals is to create an organizational structure that enables greater simplicity and positions our people to focus on our clients.

•	We are advancing a methodical and detailed process with the valuable input and perspectives of leaders from both companies.

•	While we expect that it will be several weeks before our planning results in answers and decisions, I will continue to update you as our integration program moves ahead.

•	As for the key milestones ahead of us, there are several regulatory processes that must be completed. On August 4, we achieved a significant milestone, as the U.S. government cleared us with the early termination of the Hart-Scott-Rodino antitrust waiting period. This gives us additional confidence that we will be able to complete the transaction during October and that we will be one unified — to our customers and to each of you — by January 2015.

•	Seeing the leaders of AECOM and URS work together on the planning of our integration last week inspired excitement about our future and pride in our people.

•	After our two days together, we created a common vision, a clear purpose and a shared mission to build an organization that competes, delivers and wins unlike anything that we’ve accomplished in the past.

•	In the meantime, we must continue to operate as separate companies until the transaction closes, so please continue to focus on your day-to-day responsibilities — delivering excellence to our clients.

•	I will continue to update you as we move ahead.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this document other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS. AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, on August 1, 2014, AECOM filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus), when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online at www.aecom-urs.com.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM directors and executive officers is available in AECOM proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on Jan. 24, 2014. Information about URS’s directors and executive officers is available in URS’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.